RODMAN & RENSHAW CAPITAL GROUP, INC.

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

August 25, 2008

Mr. Robert Telewicz, Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, DC 20549

Re:	Rodman & Renshaw Capital Group, Inc. Form 10-K for the Fiscal Year Ended 12/31/07 Filed March 14, 2008 Form 10-Q for the Quarterly Period Ended 3/31/08 Filed May 14, 2008 File No. 1-33737

Dear Mr. Telewicz:

Rodman & Renshaw Capital Group, Inc. (the “Company”) has prepared this letter in response to the Staff’s comment letter dated July 24, 2008 (the “Comment Letter”) regarding the above-referenced 1934 Act filings.

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter above our response.

Form 10-K for the fiscal year ended December 31, 2007

Comment #1 - Item 7A Quantitative and Qualitative Disclosures About Market Risk, page 38

Please tell us how you complied with Item 305 of Regulation S-K, or tell us why you believe it was not necessary to disclose the quantitative information about market risk.

In addition to our existing disclosure, we will include a sensitivity analysis in accordance with Item 305(a), Instruction 3A beginning with our September 30, 2008 Form 10-Q filing. We will perform an analysis that illustrates the sensitivity of the fair value of our equity and derivative securities to selected hypothetical changes in interest rates and equity prices as of the period ended. The selected scenarios will not be predictions of future events, but rather illustrate the effect that such events may have on the fair value of our equity and derivative securities and stockholders’ equity.

Comment #2– Discontinued Operations, page F-17

We note that you are accounting for your 7.34% interest in RROF using the equity method in accordance with EITF Topic D-46. Given that you have determined that you have retained a more than minor interest in RROF, explain to us how you applied the guidance in paragraph 42 of SFAS 144 and SAB Topic 524 in determining that the operations of RROF should be presented as discontinued operations.

Response #2

Prior to November 30, 2007, we were the General Partner of RROF and controlled all significant operating and capital decisions. As a result, in accordance with EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, RROF was consolidated.

On November 30, 2007, we decided to (1) discontinue the asset management business and (2) exchange our 7.34% general partnership interest for a 7.34% limited partnership interest whereby we do not have “significant continuing involvement”. Specifically, we do not exert significant influence over RROF's operating and financial policies, we do not hold a call option to acquire an interest in RROF and we are not involved RROF’s continuing operations. As such we applied the guidance in paragraph 42 of SFAS 144, EITF 03-13, Applying the Conditions in Paragraph 42 of SFAS Statement No. 144 in Determining Whether to Report Discontinued Operations and SAB Topic 524 in determining that the operations of RROF should be presented as discontinued operations.

Comment #3– Income Taxes, page F-24

Please tell us how your accounting for deferred tax assets created by the exchange transaction complies with EITF 98-11. In your response, explain to us why it was not necessary to record a deferred credit when you recorded the net deferred tax asset resulting from the Exchange.

Response #3

We do not believe EITF 98-11 applies to the deferred taxes resulting from the Exchange Transaction because the Exchange Transaction was not treated as a “purchase” but instead was treated as a recapitalization. As a result, EITF 94-10, Accounting by a Company for the Income Tax Effects of Transactions among or with Its Shareholders under SFAS No. 109, was applied. We believe EITF 94-10 requires that the tax effects of certain transactions with shareholders be recorded in equity. Specifically, EITF 94-10 holds that where, as here, the tax basis in the assets and liabilities contributed from shareholders exceeded the book basis in the assets a deferred tax asset should be recorded with the offsetting amount recorded in equity. As described in Note 12 (“Income Taxes”) to the consolidated financial statements, income tax benefits and liabilities were recorded as deferred tax assets and deferred tax liabilities in the amounts of $2,075,316 and $776,014, respectively, with offsetting amounts recorded in additional paid in capital.

Comment #4– Income Taxes, page F-24

Please tell us and disclose in your filing the nature of the $444,341 reversal of tax provisions. Within your response, reference the authoritative literature relied upon.

Response #4

The “Reversal of Tax Provisions” for $444,341 includes two components. The first component is the reversal of the deferred tax liability related to New York City Unincorporated Business Taxes (NYCUBT) in the amount of $327,100 that related to certain warrants that were distributed to shareholders in February 2007. The distributed warrants, prior to the distribution, had a book basis that exceeded their tax basis, and as such, had a deferred tax liability of $327,100 accrued pursuant to FAS No. 109 for this basis difference. Commensurate with the distribution (the distribution did not result in any tax gain or loss to Rodman & Renshaw Holding LLC) the deferred tax liability was not longer needed (because the distributed warrants were no longer on the balance sheet of Rodman & Renshaw Holdings LLC) and was eliminated with a credit to the income tax provision for the period ended March 31, 2007. We believe this treatment is required by, EITF 94-10, Accounting by a Company for the Income Tax Effects of Transactions among or with Its Shareholders under SFAS No. 109. EITF 94-10 indicates that where a write-off of a preexisting deferred tax amount is required as a result of transactions with shareholders it should be charged or credited to the income statement. The second component is an $117,241 “true-up” of the prior years (i.e., 2005 and 2006) UBT current tax payable account on the balance sheet as of the Exchange Transaction date.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Comment #5 – Value of Underwriter and Placement Agent Warrants page 9

Please tell us how you determined your change in valuation methodology should be accounted for as a change in estimate, as opposed to the correction of an error in accordance with SFAS 154?

Response #5

Prior to the adoption of SFAS 157, Fair Value Measurements, (“SFAS 157”) on January 1, 2008, we followed the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide, Brokers and Dealers in Securities, paragraphs 7.10 to 7.11 when determining fair value for underwriter and placement agent warrants.   Specifically, our valuation criterion prior to the adoption of SFAS 157 was based on the following:

1)	Historical entity specific criteria - The Company has a limited history of monetizing and realizing gains from underwriter and placement agent warrants;
2)	Financial standing of the issuer – The issuers are generally “microcap” biotechnology SEC registrants with little if any operating income or revenue;
3)	Business and financial plan of the issuer – The issuers’ financial plan generally revolve on the ability to raise cash through equity private placement financings (PIPES);
4)	Contractual restrictions on salability – The underwriter and placement agent warrants are generally restricted under Rule 144a;
5)

Reported prices and the extent of public trading in similar financial instruments of the issuer or comparable companies – The underwriter and placement warrants are not actively traded and there is very little comparable market data;

6)	Ability of the issuer to obtain needed financing – The issuers are generally dependent on investment banks to raise equity in private placement financings (PIPES);
7)	Pricing by other dealers in similar securities – There are very few, if any, dealers that actively trade “micro-cap” underwriter and placement agent warrants.

We elected to change our valuation method to the Black-Scholes Option Pricing Model pursuant to the adoption of SFAS 157, as we believe this model is a “better measure” of fair value consistent with the market participant concepts as defined in SFAS 157.

SFAS 157 does not preclude us from changing our valuation technique or our application from one acceptable method to another.  However, a precondition for changing a valuation technique or our application is that the change results in a measurement that is equally or more representative of fair value.  Paragraph 20 of Statement 157 states, in part:

[A] change in a valuation technique or its application . . . is appropriate if the change results in a measurement that is equally or more representative of fair value in the circumstances.  That might be the case if, for example, new markets develop, new information becomes available, information previously used is no longer available, or valuation techniques improve.

Paragraph 20 of SFAS 157 specifically states that revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. According to paragraph 37 of SFAS 157, the statement shall be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied.

In summary, we concluded this change in valuation methodology should be accounted for as a change in estimate since it is a change from one acceptable method to another acceptable method according to SFAS 157.  It addition, we concluded that Black-Scholes provides a measurement tool that is equally or more representative of fair value and is consistent with the definition of “fair value” as defined in SFAS 157.

Comment #6 - Note 6 – Goodwill page 15

Based on your disclosure in Exhibit 99.1 of the 8-K filed March 24, 2008, it appears you acquired the brand name and noncontractual customer relationship when you acquired Miller Mathis & Co. LLC. Please tell us how you complied with paragraph 39 of SFAS 141, or tell us why you believe it was not necessary to allocate a portion of the purchase price to intangible assets.

Response #6

In accordance with paragraph F1 of SFAS 141, Business Combinations, we have a one-year period from the consummation of the Miller Mathis & Co. LLC acquisition to complete the allocation of the purchase price. We have hired a “Big 4 Accounting Firm” to assist us in the purchase price allocation/valuation and expect to record intangible assets related to this acquisition, if any, prior to December 31, 2008.

Comment #7 Compensation and benefits, page 24

It appears that your disclosure of cash compensation and benefits expense as a percentage of net revenue and total compensation and benefits expense (excluding pre-IPO stock based compensation) as a percentage of net revenue are non-GAAP financial measures. Please tell us how you complied with Item 10(e) of Regulation S-K. In your response, explain to us whether management considers these matters to be performance or liquidity measures.

We agree that the disclosure of cash compensation and benefits expense as a percentage of net revenue and total compensation and benefits expense (excluding pre-offering stock based compensation) as a percentage of net revenue are non-GAAP financial measures. We will modify our disclosures in future filings to add the following language, if applicable:

Cash compensation and benefits expense as a percentage of net revenue and total compensation and benefits expense (excluding pre-offering stock based compensation) as a percentage of net revenue are non-GAAP financial measures. A “non-GAAP financial measure” is a numerical measure of financial performance that includes adjustments to the most directly comparable measure calculated and presented in accordance with GAAP, or for which there is no specific GAAP guidance. We calculate cash compensation as total compensation and benefits less stock based compensation. We calculate total compensation and benefits expense (excluding pre-offering stock based compensation) as total compensation and benefits less stock based compensation related to equity awards granted prior to October 16, 2008. We consider these ratios as meaningful measurements of our financial performance and believe they provide shareholders and investors with additional metrics to comparatively assess the value of our stock against market expectations, which we believe factor in these dilutive effects.

* * * * * * *

Rodman and Renshaw Capital Group, Inc. acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ David Horin
David Horin
Chief Financial Officer